Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

September 6, 2016

Registration Statement No. 333-195332

Supplementing the Prospectus Supplement and Prospectus,
each dated April 17, 2014, as supplemented by Supplement No. 1 dated September 10, 2014

John Deere Capital Corporation

$500 million 1.250% Senior Notes Due October 9, 2019

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series F
Issue Size:	$500 million
Trade Date:	September 6, 2016
Settlement Date (T+3):	September 9, 2016
Maturity Date:	October 9, 2019
Benchmark Treasury:	0.750% due August 15, 2019
Benchmark Treasury Yield and Price:	0.847%; 99-23
Spread to Treasury:	47 basis points
Reoffer Yield:	1.317%
Coupon:	1.250%
Coupon Payment Dates:	Semi-annually on April 9 and October 9, commencing on April 9, 2017 (long first coupon) and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.798% plus accrued interest from September 9, 2016
Gross Spread:	0.150%
Net Proceeds (%):	99.648% plus accrued interest from September 9, 2016
Net Proceeds ($):	$498,240,000 plus accrued interest from September 9, 2016
CUSIP:	24422ETJ8
Joint Book-Running Managers:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Co-Managers:	BNP Paribas Securities Corp.
Loop Capital Markets LLC
Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 and J.P. Morgan Securities LLC collect at 1-212-834-4533.

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